July 14, 2005


By facsimile to (949) 660-9010 and U.S. Mail


Mr. Sean Philip Watkinson
President, Secretary, and Treasurer
Maneki Mining Inc.
4462 John Street
Vancouver, British Columbia, Canada V5V 3X1

Re:	Maneki Mining Inc.
	Registration Statement on Form SB-2
	Filed June 17, 2005
File No. 333-125898

Dear Mr. Watkinson:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Registration Statement`s Cover Page

1. Since Maneki Mining is relying on Rule 415 of Regulation C under the Securities Act, add a box to that effect on the cover page. See telephone interpretation 36 in section D of our July 1991 "Manual of
Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov.

Prospectus` Outside Front Cover Page

2. We note the offering price of $0.02 per share for the shares being sold. If Maneki Mining has entered into an agreement with the selling shareholders for this purpose, so disclose and file the agreement as an exhibit to the registration statement.

3. Disclosure indicates that the shares offered under this prospectus are being offered on a "best efforts" basis. Since the registration statement is for the offering and sale of shares of Maneki
Mining`s
common stock by selling shareholders and not a primary offering of Maneki Mining, the term "best efforts" is inapplicable to the offering. Please revise.

Prospectus` Inside Front Cover Page

4. Move the two paragraphs after "Table of Contents" so that they follow the summary and risk factors sections. See Items 502 and 503(c)(2) of Regulation S-B.

5. Since Maneki Mining is a penny stock issuer, Maneki Mining is ineligible to rely on the safe harbor. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act, and delete the references under "Forward-Looking Statements" to the sections cited and to the Private Litigation Reform Act of 1995. Also, the 1995 Act is inapplicable to initial public offerings.

Risk Factors, page 7

6. Unless you can substantiate significant technical training or experience in minerals exploration or mining by your management, you must include a risk factor early in this risk factors section that your management lacks technical training and experience with exploring for, starting, or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Your management`s decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry. We note the ninth risk factor.

7. Revise the fourth risk factor to clarify that the probability of an individual leased mineral claim ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your leased mineral claims do not contain any reserves, and any funds spent on exploration will probably be lost.

8. Revise the fifth risk factor to clarify that the term "ore" is treated the same as the term "reserve" under paragraph (a)(1) of Industry Guide 7.

9. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example,

* The first risk factor states that Maneki Mining`s current operating funds will cover only part of the first phase of its exploration program and that Maneki Mining will have to obtain additional financing to perform any further exploration or extensive testing. Quantify the known or estimated amount of additional financing that
Maneki Mining will require to perform any further exploration or extensive testing.

* The fifth risk factor states that if Maneki Mining`s exploration programs are successful in discovering ore of commercial tonnage and grade, Maneki Mining will require additional funding to place the mineral claim into commercial production. Quantify the known or estimated amount of additional funding that Maneki Mining will require for placing the mineral claim into commercial production.

* The tenth risk factor states that Maneki Mining`s planned exploration program budgets for regulatory compliance. State the amount that Maneki Mining`s planned exploration program has budgeted for regulatory compliance.

10. The sixth risk factor includes "with no assurance" language.
Since the risk is the situation described and not Maneki Mining`s inability to assure, revise.

11. The fourteenth risk factor indicates that Maneki Mining`s common stock is a penny stock. Expand the risk factor`s discussion to describe concisely but comprehensively the compliance actions required under Rules 15g-2 through 15g-9 under the Exchange Act. Then explain the risks to investors resulting from required compliance with these regulations such as price fluctuations, additional disclosure requirements, and the lack of a liquid market.

12. Disclosure under "Competition" on page 23 indicates that competition could reduce the availability of properties of merit or increase the cost of acquiring the mineral properties. Address in a discrete risk factor the consequences or effects of competition on Maneki Mining, an exploration stage company, and its shareholders.

13. Disclosure on page 25 indicates that if Maneki Mining requires additional financing, Maneki Mining anticipates that the funding will be in the form of equity financing from the sale of its common stock.
Address in a discrete risk factor the consequences or effects of any equity financing on Maneki Mining and its shareholders. Further, indicate that Maneki Mining has no arrangements in place for any future equity financing.

14. Disclosure on page 26 indicates that Maneki Mining entered into a service agreement with George J. Eliopulos, a principal of Nevada Mine Properties II, the 100% owner of the Poison Gulch claims that Maneki Mining leases from Ammetco Resources. Address in a discrete risk factor Mr. Eliopulos` potential conflict of interest as a consultant to Maneki Mining and as a principal of Nevada Mine Properties II.

15. Since Mr. Sean Philip Watkinson, Maneki Mining`s sole director and officer, is a Canadian resident, include risk factor disclosure of the difficulty that may arise in attempting to effect service or process on him in Canada or in enforcing a judgment against Maneki Mining`s assets located outside of the United States.

Selling Shareholders, page 11

16. State that Maneki Mining will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Plan of Distribution, page 13

17. We note the disclosure that the selling shareholders may sell their shares directly to market makers acting as agents in unsolicited brokerage transactions. Describe in the prospectus the circumstances under which the selling shareholders would sell their shares directly to market makers. Tell us whether the selling shareholders have identified already any marker makers as agents and what consideration Maneki Mining has given to whether such a market maker would be deemed a broker under section 15 of the Exchange Act.

Consultants, page 15

18. We assume the disclosure that Mr. Eliopulos was a geologist for
Tenneco Minerals Corporation "from January 1997 to December 1984" should read "from January 1977 to December 1984." Please revise.

Nevada Anti-Takeover laws, page 18

19. Based on disclosure that the statute is limited to corporations organized in the state of Nevada with 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the state of Nevada, and does business in the state of Nevada directly or through an affiliated corporation, it would appear that the statute is inapplicable to Maneki Mining as of the date of the prospectus. If true, so indicate.

Description of Business, page 20

20. Indicate whether Maneki Mining`s leased mineral claims are federal or state claims.

Mineral Lease Agreement between Maneki Mining Inc. and Ammetco
Resources, page 20

21. Disclosure indicates that Maneki Mining selected the property based in part upon a review of prior work programs conducted on these claims. Specify the prior work programs reviewed, and describe briefly the results of the prior work programs. See paragraph
(b)(3)
of Industry Guide 7.

22. Furnish supplementally a complete copy of every material engineering, geological, or metallurgical report on the property, including governmental reports, that are known and available to Maneki Mining. Every report should include the name of its author and the date of its preparation if known to Maneki Mining. See paragraph (c)(2) of Industry Guide 7.

23. Refer to sections H and I of exhibit 10.1, and specify Maneki
Mining`s royalty obligations under the agreement.

24. We note that you are required to pay federal, state, and county annual mining claim maintenance or rental fees. If these fees are material, disclose your scheduled payments in a commitments and contingency footnote.

Description and Location of the Poison Gulch mineral claims, page
21

25. For Maneki Mining`s leased mineral claims` property, provide the disclosures required by paragraph (b) of Industry Guide 7. In particular, provide:

* A map or maps showing the location of the property.

* Any conditions that Ammetco Resources as owner must meet to obtain or retain title to the property.

* Any conditions that Maneki Mining as lessee must meet under the lease agreement.

* A description of the property`s present condition.

* An identification of the mines as open-pit or underground.

* A description of any equipment and other infrastructure facilities.

* The current state of exploration of the property.

* The source of power that can be used at the property.

Refer to paragraph (b)(1)-(5) of Industry Guide 7 for specific guidance.

26. Disclose the area of Maneki Mining`s leased mineral claims in acres or hectares.

Conclusions of the Summary Report for the Poison Gulch Property
Owyhee County, Idaho, page 22

27. Provide us a copy of the geological report prepared by Mr.
Doyle
Kenneth Brook Jr. for Maneki Mining.  See paragraph (c)(2) of
Industry Guide 7.

28. Disclosure in exhibit 23.2 indicates that Mr. Doyle Kenneth
Brook
Jr. prior involvement with the Poison Gulch property was an August 1991 visit to the property. Disclose whether the August 1991 visit is Mr. Brook`s only visit to the property.

29. As a general checklist, when reporting the results of sampling and chemical analyses:

* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

* Eliminate all analyses from "grab" or "dump" samples unless the sample is of a substantial and disclosed weight.

* Eliminate all disclosure of the highest values or grades of sample sets.

* Eliminate grades disclosed as "up to" or "as high as."

* Eliminate statements containing grade or sample-width ranges.

* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

* Generally use tables to improve readability of sample and drilling data.

* Soil samples may be disclosed as a weighted average value over some area.

* Refrain from reporting single soil sample values.

* Convert all ppb quantities to ppm quantities for disclosure.

As appropriate, revise your discussion of the report.

30. In this subsection`s second paragraph, remove the reference to the Ken Snyder mine near Minas, Nevada because it is outside the Poison Gulch property.

31. Explain the meaning of the abbreviation "EM" in this subsection`s third paragraph.

Plan of Operations, page 24

32. Expand the disclosure of your exploration plans to address these items:

* Disclose a brief geological justification for each of Maneki
Mining`s exploration program written in non-technical language.

* Identify who will be conducting any proposed exploration work, and discuss what their qualifications are. We note the reference to outside consultants.

33. In this subsection`s third paragraph, specify the known or estimated schedule for completing steps two and three of the initial phase of exploration.

34. In this subsection`s fourth paragraph, specify the known or estimated schedule for completing phase two of the exploration program. Also explain briefly phase two`s scope or purpose. We note the disclosure on page 23.

35. Specify the known or estimated schedule for completing phase three of the exploration program. Also explain briefly phase three`s scope or purpose. We note the disclosure on page 23.

36. Make it clear to investors that even if Maneki Mining completes its exploration program and is successful in identifying a mineral deposit, Maneki Mining will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit, a reserve.

37. Disclosure on page 25 states that Maneki Mining intends to seek out and acquire other North American exploration properties if the results of steps one and two of phase one prove not to be sufficiently positive to proceed with a further exploration on the Poison Gulch claims. Clarify that Maneki Mining may not have sufficient financing to seek out and acquire other North American exploration properties. Also clarify that even if Maneki Mining has sufficient financing, Maneki Mining may be unsuccessful in seeking out and acquiring other North American exploration properties.

Reports to Security Holders, page 26

38. We note the disclosure that Maneki Mining plans to register as a reporting company under the Exchange Act "concurrent with the effectiveness of this registration statement." If Maneki Mining intends to file a Form 10 or a Form 10-SB, Maneki Mining should file the form as soon as practicable because the form may be subject to review. Clarify how Maneki Mining intends to register as a reporting company.

Certain Relationships and Related Transactions, page 27

39. Describe briefly the consulting services provided by Mr.
George
J. Eliopulos and any compensation.

No Public Market for Common Stock, page 27

40. Clarify in this subsection`s last paragraph that Maneki
Mining`s
common stock is subject to the penny stock rules.

Where You Can Find More Information, page 42

41. Delete the language that statements in the prospectus "are qualified in their entirety." Rule 411(a) of Regulation C under the
Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent the form explicitly permits it or where the form requires a summary of the document.

Exhibits

42. Include an exhibit index immediately before the exhibits. We note the disclosure under Item 27 on page 45.

Exhibit 5.1

43. In the first paragraph, specify the information provided by representatives of Maneki Mining for purposes of the opinion.

44. Refer to (iv) in the third paragraph. In opining that securities are legally issued, counsel may not assume that the officers signing the appropriate certificates evidencing the securities have the legal authority to do so. Please revise.

45. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable.
Thus,
delete the word "solely" in the seventh paragraph`s first sentence.

46. Since the opinion is filed as an exhibit to the registration statement, the disclaimer that "we render no opinion with respect to the truth and accuracy or the completeness of the Registration Statement, or any portion thereof" is inappropriate. Please revise.

47. Since counsel must consent also to being named in the registration statement, revise the eighth paragraph.

Exhibit 23. 2

48. We are able to read the exhibit that is filed on the EDGAR system, but we are unable to print a copy of the exhibit in its entirety. There appears to be a technical error that occurred with the submission. Before filing the revised exhibit with the next amendment to the registration statement, consult the EDGAR manual on submission procedures, including tagging. If you require additional assistance, you may call Filer Support at (202) 551-8050.

49. Mr. Doyle Kenneth Brook Jr. must consent to being named as an expert in the registration statement. Further, the consent should concur with the summary of the information in his report that is disclosed in the registration statement. See Rule 436 of Regulation
C under the Securities Act, and revise.

50. Since paragraph (b)(7) of Industry Guide 7 specifies that technical studies should not be filed as an exhibit to the registration statement, delete paragraph 10 of exhibit 23.2.

Signatures, page 46

51. Maneki Mining`s principal financial officer and controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See instructions 1 and 2 for signatures on Form SB-2, and revise.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Maneki Mining may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Maneki Mining thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Maneki Mining and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Maneki Mining requests acceleration of the registration statement`s effectiveness, Maneki Mining should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Maneki Mining from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* Maneki Mining may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United
States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Maneki Mining provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly,
Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,




   Jennifer R. Hardy
     Legal Branch Chief

cc:	Thomas E. Stepp, Esq.
	Stepp Law Group
	32 Executive Park, Suite 105
	Irvine, CA 92614-6742



Mr. Sean Philip Watkinson
July 14, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE